Exhibit 21.1

Subsidiaries of Ategrity Specialty Holdings LLC*

Name	State or Other Jurisdiction of Incorporation or Organization

Ategrity Specialty Insurance Company	Delaware

Ategrity Specialty Insurance Limited	Bermuda

Ategrity Specialty Holdings Limited	Bermuda

*       Ategrity Specialty Holdings LLC will be converted to a Nevada corporation named Ategrity Specialty Insurance Company Holdings prior to the consummation of this offering.